     SUITE 1000 VOLUNTEER BUILDING

       John F. Henry, Jr.
                832 GEORGIA AVENUE

Direct Dial (423) 785-8208
CHATTANOOGA, TENNESSEE  37402-2289

Direct Fax (423) 321-1509
                         (423) 756-6600

jhenry@millermartin.com
                   FAX (423) 785-8480

September 4, 2009

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:

The Dixie Group, Inc.’s response to the Securities and Exchange Commission’s letter dated August 26, 2009 regarding The Dixie Group, Inc.’s Form 10-K for the Fiscal Year ended December 27, 2008, filed March 5, 2009 and its Definitive Proxy Statement on Schedule 14A filed on March 10, 2009 File No. 000-02585

Dear Mr. Owings:

The Dixie Group, Inc. (“Dixie Group”) has received your letter dated August 26, 2009 with respect to the review by the Staff of the Securities and Exchange Commission of the above-referenced filings.

For your convenience, each of the numbered comments in your letter are repeated in this letter with the Company’s response set froth immediately below such comment.

Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

Directors and Executive Officers of the Registrant, page 24

Audit Committee Financial Expert, page 24

1.

We note your reference to Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act for the definition of “independent” and to Item 401(h) of Regulation S-K for the definition of “audit committee financial expert.” Please omit any reference to these items because they do not exist, and provide the correct citations for the noted definitions.

Response:  As requested by the Commission’s comment letter, the Company will include the correct references for the definition of “independent” and “audit committee financial expert” in its report on Form 10 K to be filed for the fiscal year ended December 26, 2009.

September 4, 2009

Schedule II – Valuation and Qualifying Account, page 53

2.

Please tell us the items and their amounts included in net additions and deductions to the reserve reducing inventories to net realizable value for each year.  In the analysis, please separately show charges to income and write-offs, disposals and sales of the items included in the reserve.  In addition, please separately show additions charged to expense, additions charged to other accounts and deductions, including a description of the deductions.  Refer to Rule 12-09 of Regulation S-X.   Finally, please confirm to us that the reserves create a new cost basis for the inventory and that the reserves are relieved through income only through sale or disposition of the items and not based on market value recovery prior to sale or disposition. Refer to Statement 5 of Chapter 4 of ARB 43.

Response:  The Company uses reserves to effectively create a new cost basis for obsolete and off-quality inventories, because its inventory systems do not permit establishment of more than one cost for each particular style of inventory.  In response to the Staff’s comment, management has considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB).   Such guidance indicates that amounts recorded in separate accounts to recognize inventory reserves should not be considered reserves for the purpose of Schedule II because those amounts in substance represent normal adjustments of inventory cost rather than true “reserves.” Accordingly, the Company believes it is appropriate to eliminate such information from the Schedule II in its report on Form 10K to be filed for the fiscal year ended December 26, 2009.

The Company’s systems do not collect transaction information in sufficient detail to permit it to segregate or identify the various net additions and deductions to the reserves used to reduce inventories to the lower of cost or market.  Accordingly the Company cannot separately categorize charges to income, write-offs, disposals or sales of the items included in the reserves.  In view of the fact that the Company intends to eliminate the “reserves” from Schedule II in its report, the Company proposes not to attempt to estimate this detail.

As further background information, and in response to the Staff’s comment, the Company’s inventory systems do not capture or collect all the information for all classes of off-quality or obsolete inventory that would be necessary to track when such inventory is produced.  Accordingly, reserves are estimated based on a FIFO inventory flow-through assumption, applied to the market value of its various off-quality or obsolete inventory categories.  The Company reviews its inventories to identify off-quality and obsolete inventory and adjusts the value of such inventory to the lower of cost or market on a monthly basis.

In response to the Staff’s comment, the Company performed additional analysis of its off quality and obsolete inventory for 2008, where information was available to perform a specific analysis at the SKU level- approximately 3/4ths of the Company’s off-quality and obsolete inventory.  Based on this review, the Company concluded that the amount of such reserves that are relieved through income other than though the sale or disposition of the items of inventory or as a result of market value recovery is negligible- less than $6,000.

September 4, 2009

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

3.

Please include a consent that refers to the date of the report included in the filing.

Response:  The date referred to in the filing was a typographical error; the Company’s files include a consent with the correct date, which the Company will make available to the Staff, if requested.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors, page 9

Committees, Attendance, and Director’s Fees, page 10

Nominations for Director – Stockholder Recommendations, page 12

4.

You state that “[g]enerally, the Board will consider stockholder recommendations of proposed director nominees if such recommendations are serious and timely received.”  Please revise your disclosure to state the objective factors the Board considers in assessing whether to accept a stockholder recommendation.

Response:  Any objective factors the Board intends to consider in assessing whether to accept a Stockholder nomination will be set forth in future Proxy Statements.  A description of factors the Board generally considers is set forth on page 11 of the Company’s Proxy Statement for the Annual Meeting to be held April 28, 2009, as follows:

•

The existing composition of the board;

•

The mix of Board members appropriate for the perceived needs of the Company;

•

The advisability of continuity in leadership;

•

The need for “independence” as set forth in applicable Nasdaq standards;

•

The need for heightened levels of independence for audit committee members; and

•

The need to have a least one member who can qualify as an “audit committee financial expert.”

•

These factors apply generally to all nominees.

September 4, 2009

For 2008, the Board did not articulate any other particular objective factors, the presence or absence of which would have resulted in a shareholder’s nomination being accepted or rejected.  No objective factors or other requirements are currently set out in the Company’s by-laws, nor are there any other objective requirements applicable to the Company that the Board would be required to consider.  As noted above, the Board would consider general requirements for certain levels of independence and financial literacy applicable to the composition of the Board as a whole, which may be regarded as objective factors.

Compensation Discussion and Analysis, page 16

5.

Under this heading you disclose that “[i]n determining what types and levels of compensation to offer, the Company reviews publicly available data and, from time to time, receives advice and information from professional compensation consultants.” Based upon this disclosure, it appear that you may engage in benchmarking compensation for your named executive officers.  If so, please revise disclosure to identify the benchmark and its components, including component companies.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question and Answer 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response:  The Company did not engage in benchmarking in 2008, within the meaning of Regulation S-K.

In 2006, the Compensation Committee of the Board of Directors obtained a report and analysis regarding executive compensation from Towers Perrin, a nationally known compensation consultant.  This analysis included summaries of data concerning competitive executive compensation levels and current compensation trends gathered by the consultant; this report was considered by the Committee in designing the Company’s 2006 incentive plan and in reviewing executive salary levels and types of compensation.  A discussion of the report and its use by the Committee was set forth in the Company’s proxy statement for the annual meeting held on May 2, 2007, appearing on page 16 of the Proxy Statement.  As set forth in that discussion, the Towers Perrin study included data gathered with respect to the companies that constituted the Company’s “peer group” in the stock performance graph included in that year’s proxy materials.  The study also included information based on a broader survey group developed by Towers Perrin.

The Company and the Compensation Committee did not receive an update of this study in connection with their review of executive compensation for 2008.  The statements referred to in the 2008 Proxy Statement are a summary of factors the Company or the Committee might review, or could, from time to time review, in setting compensation and in making compensation decisions. Therefore, in listing factors that the Company might consider, or could consider, in setting compensation levels and the terms of compensation plans, the Company and the Compensation Committee stated that they may review such data or reports.

September 4, 2009

6.

Refer to our prior comment.  To the extent that you received advice and information from professional compensation consultants, please revise your disclosure regarding your compensation committee under the heading “Committees, Attendance, and Directors’ Fees” to provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.  If a compensation consultant plays a material role in compensation-setting practices and decisions, please also discuss that role in your compensation disclosure and analysis.  Refer to Items 407(e)(3) and 402(b) of Regulation S-K and Question and Answer 118.06 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response:  See the Company’s response to comment 5, above.  If the Company were to receive additional advice and information from a professional consultant, the Company would revise its disclosure as suggested, to the extent consistent with the nature and extent of the advice and information received and considered.

The Elements of Executive Officer Compensation, page 16

Cash Incentive Awards, page 16

7.

We note that cash incentive awards are tied to achievement of certain levels of earnings before interest and taxes from continuing operations (“EBIT”) for each business unit and the company.  We also note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn these awards.  If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b) of Regulation S-K, please tell us your reasons.  If disclosure of the performance –related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the company or its business units to achieve the target levels or other factors.

Response:  No cash incentive awards were paid to Named Executive Officers for 2008.  It was possible for awards to have been earned for 2008, but no executive officer achieved the applicable level of EBIT to receive an award.

The relevant EBIT levels are determined by the Compensation Committee based upon a review of the Company’s business plan.  It is believed that achievement of the EBIT levels as finally determined for the Incentive Plan would be difficult, but not impossible under ordinary economic conditions.

The Company believes that disclosure of the specific EBIT goals applicable to each executive officer participating in the Incentive Plan would give the Company’s competitors information that could be used to price products or product categories or to determine the selection and range of products that would most effectively compete with the Company and its products.  Therefore, the Company believes that disclosure of such information would place the Company at a competitive disadvantage.

September 4, 2009

In the future, to the extent the incentive Plan remains tied to achievement of certain EBIT levels, the Company would disclose its conclusion regarding the difficulty of achieving the required EBIT levels to qualify for a cash award.

In the event that no awards are earned, however, the Company believes that a discussion of such detail would not necessarily be material.

8.

Please disclose how you calculate earnings before interest and taxes from continuing operations from your audited financial statements.  Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response:  The Company defines EBIT as income (loss) from continuing operations, plus interest expense and income tax provision (benefit); accordingly, the Company believes that its definition is fairly customary.

Summary Compensation Table, page 20

9.

We note that you have filed as Exhibits 10.12 through 10.15 to your Form 10-K your employment agreement with Mr. Polley and amendments thereto; however, we were unable to locate any disclosure describing the material terms of this agreement.  To the extent necessary to an understanding of the information disclosed in your summary compensation table or your grants of plan-based awards table, please disclose the compensation table of your grants of plan-based awards table, please disclose the material terms of Mr. Polley’s employment agreement as well as the material terms of any other employment agreement or arrangement, whether written or unwritten, with any of your other named executive officers.  Refer to Item 402(e) of Regulations S-K.

Response: The material provisions of Mr. Polley’s employment agreement were described in the Company's proxy statement for the annual meeting held on May 6, 2004.  Thereafter, Mr. Polley's compensation exceeded the minimum levels set out in the employment agreement.  A complete description of the amounts and elements of Mr. Polley's compensation were set forth in the summary compensation table.

The Agreement expires in November of 2009.

No other arrangements exist for any other named executive officer.  However, to the extent that any such arrangement is entered into, or is in effect with respect to any named executive officer, the Company will supplement any tabular information with an appropriate narrative description, to the extent material.

September 4, 2009

Grants of Plan-Based Awards, page 22

10.

We note your disclosure under this heading that no non-equity incentive plan awards were earned for 2008. However, we reviewed your disclosure on page 16 under the heading “Cash Incentive Awards” regarding the “cash incentive award component” that provided your named executive officers “with the opportunity to earn cash payments… based on achievement of certain levels of earnings before interest and taxes from continuing operations” for your business units and the company.  Based on this disclosure, it appears that you did grant non-equity incentive awards in 2008 that were tied to the achievement of performance criteria.  As a result, please disclose the threshold, target and maximum amount of non-equity cash awards in your grants of plan-based awards table on page 22.

Response:  No non-equity incentive awards were earned in 2008 by any named executive officer.  The 2008 plan, pursuant to which the named executive officers could have received non-equity incentive grants for 2008, did not provide for awards or grants beyond that year.  The range of potential awards was set forth on page 16 of the Company’s Proxy Statement and is given so that the maximum and minimum amount of any award is determinable, based on the executive officers’ salary.  Because no awards were earned, and because the Plan only applied to 2008, the Company believes that additional detail would not be material.

In accordance with your request, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLER & MARTIN PLLC

/s/ John F. Henry, Jr.

John F. Henry, Jr.

JFH/ms